701 George Washington Highway Lincoln, RI 02865 Tel.: (401) 333-0610 Fax: (401) 333-0659	Janice D. DiPietro Chief Financial Officer and Treasurer
September 21, 2005
Mr. Adelaga Heyliger Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549

Reference:	MultiCell Technologies, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-124873
Dear Mr. Heyliger:

Pursuant to the provision of Rule 477(a) of Regulation C of the Securities Act of 1933, as amended (the "Act"), MultiCell Technologies, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of its Post-Effective Amendment No. 1 to its Registration Statement on Form SB-2 (File No.: 333-124873) (the "Registration Statement"), as filed with the SEC on September 2, 2005.

This request is being made due to the Company's erroneous belief that the Registration Statement had been declared effective. The Company recently realized that the Registration Statement has not been declared effective by the Commission and, as such, the information filed in the post-effective amendment, once withdrawn, will be filed immediately in the form of a pre-effective amendment.

We appreciate your assistance. If you have any questions or need any additional information, please feel free to contact me at (401) 333-0610.
Respectfully submitted,
MultiCell Technologies, Inc.
By:	/s/ Janice D. DiPietro

Janice D. DiPietro Chief Financial Officer and Treasurer

cc:	Julie M. Robinson, Esq.